EXHIBIT 99.1

Kamada Ltd. (the “Company”) (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced that on December 14, 2020, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on severance remuneration for employees who may be laid-off as part of the workforce down-sizing planned for 2021 (the “Severance Terms”) as a result of the transfer of Glassia® manufacturing to Takeda, the Employee’s Committee elected to declare a labor dispute.

In the event that the labor dispute will not be resolved within 15 days of its declaration, the Employee’s Committee may take further actions in the form of work sanctions and/or work stoppage.

The Company, the Employee’s Committee and the Histadrut are in advanced negotiations regarding the Severance Terms, and the parties have not yet finalized an agreement.

Kamada cannot currently predict how the dispute will develop, whether additional actions will be taken by the Employee’s Committee of the Histadrut, or whether the labor dispute will have an effect on the Company’s financial results.

The Company does not anticipate that the current events will have an effect, on its 2020 financial results.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements that the Employee’s Committee may take further action if the labor dispute is not resolved within 15 days of its declaration, and Kamada does not anticipate that the current events will have a materially adverse impact on its 2020 financial results. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2019, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.